SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2013

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated results of operation for the fiscal year 2012 and unaudited consolidated financial position as of December 31, 2012, as attached hereto, which have been prepared based on KEPCO’s preliminary estimates.

PRELIMINARY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2012 and 2011

(Unit : in billions of Korean Won)	2012	2011	Change
Operating revenues:	49,422	43,456	13.7%
Sale of electric power	45,980	40,503	13.5%
Other	3,442	2,953	16.6%
Cost of goods sold & selling and administrative expenses:	50,239	44,476	13.0%
Fuel	23,823	21,456	11.0%
Purchased power	9,801	7,404	32.4%
Depreciation	6,215	6,125	1.5%
Maintenance	1,423	1,428	-0.3%
Commissions	768	818	-6.1%
Research and development	504	524	-3.8%
Other	7,706	6,723	14.6%
Operating income (loss)	(818)	(1,020)	19.8%
Other revenues	374	317	17.8%
Other expenses	75	148	-49.5%
Other Income (loss)	(1,782)	166	n/m
Finance income (loss):	1,128	608	85.7%
Interest income	204	292	-30.0%
Gain (Loss) on foreign currency translation and transaction	872	95	817.5%
Gain (Loss) on financial derivatives	42	202	-79.2%
Other	11	19	-43.7%
Finance expenses:	3,068	2,519	21.8%
Interest expense	2,344	2,124	10.4%
Gain (Loss) on foreign currency translation and transaction	44	269	-83.5%
Gain (Loss) on financial derivatives	640	127	404.9%
Other	40	—	n/m
Equity income (loss) of affiliates, net	186	120	54.4%
Gain (Loss) on disposal of affiliates	(9)	3	n/m
Income (Loss) before income tax	(4,063)	(2,473)	-64.3%
Income tax expenses (benefits)	(985)	820	n/m
Net income (loss)	(3,078)	(3,293)	6.5%
Non-controlling interests	89	77	14.5%
Owners of the company	(3,167)	(3,370)	6.0%

*	The figures may not add up due to rounding
**	n/m means not meaningful

PRELIMINARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2012 and 2011

(Unit : in billions of Korean Won)	2012	2011	Change
Current Assets	13,933	13,768	1.2%
Non-current Assets	132,219	122,700	7.8%
Total Assets	146,153	136,468	7.1%
Current Liabilities	18,817	17,741	6.1%
Non-current Liabilities	76,272	64,923	17.5%
Total Liabilities	95,089	82,664	15.0%
Total Equity	51,064	53,804	-5.1%
Total Liabilities and Equity	146,153	136,468	7.1%

*	The figures may not add up due to rounding.

Notes:

1.	The financial information relating to the consolidated results of operations of KEPCO for the fiscal year 2012 and the consolidated financial position of KEPCO as of December 31, 2012 as presented above (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with the International Financial Reporting Standard as adopted in Korea (“Korean IFRS”). The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO for the fiscal year 2012 or the actual financial position of KEPCO as of December 31, 2012. Accordingly, investors should not place undue reliance on this Information.

2.	The Information reflects amendments to Korean IFRS 1001 “Presentation of Financial Statements.” Pursuant to such amendment, KEPCO currently computes operating income (loss) by subtracting cost of goods sold and selling and administrative expenses from operating revenues. Such change has been applied retroactively to fiscal year 2011 and the foregoing preliminary consolidated statements of comprehensive income have been prepared based on such retroactive application.

3.	The fuel cost pass through adjustment (“FCPTA”) amounts previously recognized as financial assets have been reclassified as ‘other assets’ and the amounts previously recognized as sales have been reclassified as contra-cost of sales due to the government hold-order on the billing and collection of the FCPTA amounts. For the fiscal year 2011, as a result of such reclassification, sales and cost of sales were changed, but there was no impact on net income or total equity. At the end of the fiscal year 2012, in light of the prolonged nature of the hold-order, we concluded that we would not be able to bill and collect the outstanding FCPTA amounts for the foreseeable future and therefore recognized impairment losses for the entire accumulated FCPTA amount of Won 1,877 billion, which are reflected in the “other loss” item above (related additional information will be available at www.kepco.co.kr/eng).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Han, Key-Shik
Name:	Han, Key-Shik
Title:	Vice President

Date: March 15, 2013